10/1/02

02047835

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2002

ABER DIAMOND CORPORATION
(Translation of registrant's name into English)

P.O. Box 4569, Station A, Toronto, Ontario, M5W 4T9
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ______ Form 40-F __X__

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

Aber

NEWS RELEASE

DIAVIK PROJECT AHEAD OF SCHEDULE

DIAMONDS EXPECTED TO BE DELIVERED IN FEBRUARY 2003

October 10, 2002 – Toronto, Canada – Aber Diamond Corporation (TSE-ABZ, NASDAQ-ABER) is pleased to report that the Diavik Project is ahead of schedule, with diamonds now expected to be delivered to the Joint Venture partners, Diavik Diamond Mines Inc. (DDMI) and Aber in February 2003, as opposed to the previously reported April 2003 timeframe.

As DDMI reported today, water removal from the pool overlaying the A154 kimberlite ore deposits was substantially complete at the end of September as planned. Waters containing naturally occurring lakebed sediments were directed to land-based storage ponds and are being clarified through DDMI's Water Treatment Plant on an ongoing basis prior to subsequent return into Lac de Gras. Construction of the drainage collection system along the interior footing of the A154 water diversion dike commenced during the quarter. Water seepage through the water diversion dike into the drainage collection system is within design expectations.

It is estimated that approximately 3.2 million cubic metres of overburden ranging up to 30 metres in depth needs to be removed before sufficient quantities of kimberlite ore would be accessible for continuous processing. The nature of the overburden encountered to date has allowed DDMI to follow its plan to preferentially remove material directly overlying the A154 South ore-body. By end September, approximately 0.7 million cubic metres of A154 overburden had been removed. Construction and commissioning of the Diavik Processing and Recovery plants are proceeding well and are expected to be on standby by November as planned.

DDMI anticipates initial mining of A154 South kimberlite ore will occur in November with increasing quantities of ore becoming available in December. Commissioning of the Diavik Processing and Recovery plants will continue as sufficient quantities of A154 South ore become available. As diamonds are recovered, they will be forwarded to the Diavik Production Splitting Facility in Yellowknife for cleaning, division and royalty valuations. If current trends continue with respect to overburden removal, initial mining and commissioning, the first production of Diavik diamonds is now expected to become available to the Joint Venture Participants, DDMI and Aber Diamond Corporation in February 2003.

The Project capital budget on a 100% basis remains unchanged at $1.3 billion, with total costs at September 30, 2002 being $1,137 million.

The Diavik Diamonds Project is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Both companies are headquartered in Yellowknife. Diavik Diamond Mines Inc. is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Ontario.

This press release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed in the Company's Annual Information Form filed with certain Canadian securities regulators and with the United States Securities and Exchange Commission.

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For further information, please contact:
Robert A. Gannicott, President & Chief Executive Officer – (416) 362-2237 (ext. 225); or
S. Caroline Glasbey, Director, Investor Relations – (416) 362-2237 (ext. 235)

Aber Diamond Corporation
P.O. Box 4569, Station A, Toronto, ON M5W 4T9
www.aber.ca Tel: (416) 362-2237 Fax: (416) 362-2230

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 11th day of October, 2002.

ABER DIAMOND CORPORATION

By: ______________________

Lyle R. Hepburn, Secretary